Mail Stop 3561

September 23, 2009

R. Douglas Orr,
Executive Vice President and Chief Financial Officer
First Cash Financial Services, Inc.
690 East Lamar Blvd., Suite 400
Arlington, Texas 76011

> **Re: First Cash Financial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **Filed May 8, 2009, August 4, 2009**
> **File No. 000-19133**

Dear Mr. Orr:

        We have reviewed your response letter dated September 14, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

Short-Term Loan and Credit Services Activities, page 7

1. We note your responses to comments one and two from our letter dated August 18, 2009. In future filings please provide a cross-reference to the location where more detailed information regarding your credit loss provision is located in your filing. Please confirm your understanding in this regard.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Discussion and Analysis, page 12

Base Salary, page 12

2. We note your response to comment 12 from our letter dated August 18, 2009. Please confirm that you will also include in future filings the specific elements of individual performance that your Compensation Committee has historically considered when making their assessment of each executive's performance during the past year for purposes of setting compensation.

Executive Incentive Performance Plan, page 13

3. We note your response to comment 14 from our letter dated August 18, 2009. Please discuss what factors the Company's Compensation Committee considered and their reasoning for deciding to allow only the chief executive officer to participate in the Executive Incentive Performance Plan in 2008.

4. We note your response to comment 15 from our letter dated August 18, 2009. Please discuss the factors the Company's Compensation Committee considered and their reasoning for deciding to forgo payment under the Executive Incentive Performance Plan to the chief executive officer even though the pre-set performance criteria were met.

Long-Term Incentive Compensation, page 13

5. We note your response to comment 17 from our letter dated August 18, 2009. Please confirm that you will supplement your future disclosure, if appropriate, with disclosure similar to your response to comment 17.

Summary Compensation Table, page 14

6. We note your response to comment 18 from our letter dated August 18, 2009. Please advise if you include the costs associated with "deadhead" flights when calculating your total variable cost.

R. Douglas Orr
First Cash Financial Services, Inc.
September 23, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert Errett, Staff Attorney, at 202-551-3225, or me at Mara Ransom, Legal Branch Chief, at 202-551-3764 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director